UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company



TO: RNS
DATED: 10 JANUARY 2006

Notification of Change in Interest in Shares
--------------------------------------------

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 9 January 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 71,946,627 shares, now represents 8.946% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below.

From Pearson PLC


TO:  PEARSON PLC

DATED:  5 JANUARY 2006



                            AMENDED SECTION 198 NOTIFICATION
                                 Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International. Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

     Share capital to which this relates:

          Ordinary Shares (804,273,040 shares outstanding)

     Number of shares in which the Companies have an interest:

          71,946,627

Name(s) of registered holders):

          See Schedule B




As of 5 JANUARY 2006

                                                        Number of   Percent of
Pearson plc                                                Shares  Outstanding
                                                        ---------  -----------

The Capital Group Companies Inc. ("CG") holdings       71,946,627     8.946%
------------------------------------------------

Holdings by CG Management Companies and Funds:
________________________________________________________________________________

* Capital Guardian Trust Company                       25,171,241       3.130%
* Capital International Limited                        12,317,420       1.531%
* Capital International S.A.                            2,195,109       0.273%
* Capital International Inc.                            2,995,585       0.372%
* Capital Research and Management Company              29,267,272       3.639%


                                    Schedule A



                      Schedule of holdings in Pearson plc
                            As of 5 January 2006

                         Capital Guardian Trust Company
                         ------------------------------

Registered Name                                         Local Shares
---------------                                         ------------

State Street Nominees Limited                              3,146,558
Bank of New York Nominees                                    997,803
Northern Trust                                               161,800
Chase Nominees Limited                                    10,171,534
BT Globenet Nominees Ltd.                                    448,335
Midland Bank plc                                           2,709,585
Cede & Co.                                                   180,163
Deutsche Bank Mannheim                                           900
Bankers Trust                                              1,004,500
Barclays Bank                                                 93,400
Citibank London                                                5,300
Royal Trust                                                   10,800
Brown Bros.                                                   29,193
Nortrust Nominees                                          4,041,797
Royal Bank of Scotland                                        63,100
MSS Nominees Limited                                          42,800
State Street Bank & Trust Co.                                 37,400
Citibank                                                       8,800
RBSTB Nominees Ltd                                             1,100
Citibank NA                                                   37,900
Deutsche Bank AG                                               1,600
HSBC Bank PLC                                                  1,100
Mellon Bank N.A.                                             107,000
ROY Nominees Limited                                          24,200
Mellon Nominees (UK) Limited                               1,015,006
HSBC                                                          30,800
JP Morgan Chase Bank                                         798,767
____________________________________________________________________
                                           TOTAL          25,171,241


                                 Schedule B


                       Capital International Limited
                       -----------------------------

Registered Name                                          Local Shares
---------------                                          ------------

State Street Nominees Limited                                 177,962
Bank of New York Nominees                                   2,376,348
Northern Trust                                              1,317,838
Chase Nominees Limited                                      2,681,015
Midland Bank Plc                                               83,200
Bankers Trust                                                  90,500
Barclays Bank                                                  45,200
Citibank London                                               113,966
Morgan Guaranty                                               225,100
Nortrust Nominees                                           1,754,182
Royal Bank of Scotland                                        782,600
MSS Nominees Limited                                           91,200
State Street Bank & Trust Co                                  386,700
National Westminster Bank                                     120,300
Lloyds Bank                                                    58,700
Citibank NA                                                    23,500
Deutsche Bank AG                                              725,868
Chase Manhattan Nominee Ltd                                    48,300
HSBC Bank plc                                                 782,600
Mellon Bank N.A.                                               97,216
KAS UK                                                         61,425
Bank One London                                               181,200
Clydesdale Bank plc                                            77,000
JP Morgan Chase Bank                                           15,500
_____________________________________________________________________

                                                TOTAL      12,317,420


                                Schedule B



                          Capital International S.A.
                          --------------------------
Registered Name                                           Local Shares
---------------                                           ------------

State Street Nominees Limited                                   16,036
Bank of New York Nominees                                       35,800
Chase Nominees Limited                                         461,302
Credit Suisse London Branch                                     30,000
Midland Bank plc                                                95,700
Barclays Bank                                                   31,418
Brown Bros.                                                      4,700
Nortrust Nominees                                               11,300
Morgan Stanley                                                   6,200
Royal Bank of Scotland                                         130,018
J.P. Morgan                                                    860,083
National Westminster Bank                                       16,700
Lloyds Bank                                                     24,800
RBSTB Nominees Ltd                                              60,100
Deutsche Bank AG                                                67,352
HSBC Bank plc                                                  327,000
HSBC                                                            16,600
______________________________________________________________________

                                                   TOTAL     2,195,109


                                   Schedule B


                          Capital International Inc.
                          --------------------------

Registered Name                                           Local Shares
---------------                                           ------------

State Street Nominees Limited                                  726,757
Bank of New York Nominees                                      421,968
Northern Trust                                                   8,400
Chase Nominees Limited                                         862,350
Midland Bank plc                                                57,400
Bankers Trust                                                   23,900
Nortrust Nominees                                              252,557
State Street Bank & Trust Co.                                  379,496
Citibank                                                        11,300
Citibank NA                                                    173,857
HSBC Bank PLC                                                   26,800
JP Morgan Chase Bank                                            50,800
______________________________________________________________________

                                              TOTAL          2,995,585


                                  Schedule B


                     Capital Research & Management Company
                     -------------------------------------

Registered Name                                           Local Shares
---------------                                           ------------

State Street Nominees Limited                                  750,000
Chase Nominees Limited                                      28,517,272
______________________________________________________________________

                                              TOTAL         29,267,272

                                  Schedule B



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 10 January 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary